November 20, 2024

Han Ying
Chief Executive Officer
Gyre Therapeutics, Inc
12770 High Bluff Drive
Suite 150
San Diego, CA 92130

       Re: Gyre Therapeutics, Inc
           Registration Statement on Form S-3
           Filed November 14, 2024
           File No. 333-283237
Dear Han Ying:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Candice D. Johnson